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Exhibit 99.3

AMENDED AND RESTATED
SECURITY AND PLEDGE AGREEMENT

Dated as of January 27, 2006
among
GENESYS CONFERENCING, INC.,
as Grantor
and
BNP PARIBAS,
as Security Agent

i

SCHEDULES

Schedule I — Pledged Securities

Schedule II — Patents

Schedule III — Copyrights

Schedule IV — Trademarks

EXHIBITS

Exhibit A — Form of Perfection Certificate

Exhibit B — Form of Copyright Security Agreement Supplement

Exhibit C — Form of Patent Security Agreement Supplement

Exhibit D — Form of Trademark Security Agreement Supplement

ii

        AMENDED AND RESTATED SECURITY AND PLEDGE AGREEMENT, dated as of January 27, 2006 (as this agreement may be amended, amended and restated, supplemented or otherwise modified, renewed or replaced from time to time, the "Security Agreement"), among GENESYS CONFERENCING, INC., a Delaware corporation, as the Grantor, and BNP PARIBAS, a French société anonyme, as Security Agent for the Secured Parties.

INTRODUCTORY STATEMENT

        All capitalized terms used herein and not otherwise defined above or in this Introductory Statement are as defined in Article 1 or as defined elsewhere herein.

        WHEREAS, on April 20, 2001, each of Genesys S.A., as a Borrower, Vialog Corporation, as a Borrower, BNP Paribas, CIBC World Markets plc and Fortis Bank N.V./S.A., as Arrangers, BNP Paribas, as Agent, the Security Agent and the Lenders party thereto from time to time, entered into that certain USD 50,000,000 Term A1 Facility Agreement/ USD 30,000,000 Term B Facility Agreement/ USD 5,000,000 Revolving 1 Facility Agreement/ USD 35,000,000 Term A2 Facility Agreement/ USD 5,000,000 Revolving 2 Facility Agreement (as amended from time to time, the "Original Facilities Agreement");

        WHEREAS, on April 20, 2001, Genesys Conferencing, Inc. ("Old GCI") entered into that certain Security Agreement (the "Old GCI Security Agreement") with the Security Agent, pursuant to which Old GCI granted a security interest in all Collateral (as such term is defined in the Old GCI Security Agreement) to the Security Agent for the benefit of the Beneficiaries (as such term is defined in the Old GCI Security Agreement) to secure all of the Secured Obligations (as such term is defined in the Old GCI Security Agreement);

        WHEREAS, on April 20, 2001, Vialog Corporation ("Vialog") entered into that certain Security Agreement (the "Vialog Security Agreement") with the Security Agent, pursuant to which Vialog granted a security interest in all Collateral (as such term is defined in the Vialog Security Agreement) to the Security Agent for the benefit of the Beneficiaries (as such term is defined in the Vialog Security Agreement) to secure all of the Secured Obligations (as such term is defined in the Vialog Security Agreement);

        WHEREAS, on April 20, 2001, each of Telephone Business Meeting, Inc., Conference Source International, Inc., A Business Conference Call, Inc., Kendall Square Teleconferencing, American Conferencing Company, Inc., Communication Development Corporation, A Better Conference, Inc. and Conference Pros International, Inc. (collectively, the "Vialog Subsidiaries") entered into that certain Security Agreement (the "Vialog Subsidiary Security Agreement") with the Security Agent, pursuant to which the Vialog Subsidiaries granted a security interest in all Collateral (as such term is defined in the Vialog Subsidiary Security Agreement) to the Security Agent for the benefit of the Beneficiaries (as such term is defined in the Vialog Subsidiary Security Agreement) to secured al of the Secured Obligations (as such term is defined in the Vialog Subsidiary Security Agreement);

        WHEREAS, on May 9, 2001, Vialog changed its name to Genesys Conferencing of Massachusetts, Inc. ("GCM");

        WHEREAS, on May 14, 2001, Conference Source International, Inc. changed its name to Genesys Conferencing of Georgia, Inc. and on July 31, 2001, Genesys Conferencing of Georgia, Inc. merged with and into GCM and GCM was the surviving corporation;

        WHEREAS, on May 14, 2001, A Business Conference Call, Inc. changed its name to Genesys Conferencing of Minnesota, Inc. and on July 31, 2001, Genesys Conferencing of Minnesota, Inc. merged with and into GCM and GCM was the surviving corporation;

        WHEREAS, on or before May 14, 2001, Kendall Square Teleconferencing changed its name to Genesys Conferencing of Boston, Inc. and on August 1, 2001, Genesys Conferencing of Boston, Inc. merged with and into GCM and GCM was the surviving corporation;

        WHEREAS, on May 10, 2001, Telephone Business Meetings, Inc. changed its name to Genesys Conferencing of Virginia, Inc. and on August 1, 2001, Genesys Conferencing of Virginia, Inc. merged with and into GCM and GCM was the surviving corporation;

        WHEREAS, on December 21, 2001, American Conferencing Company merged with and into GCM and GCM was the surviving corporation;

        WHEREAS, on December 24, 2001, A Better Conferencing, Inc. merged with and into GCM and GCM was the surviving corporation;

        WHEREAS, on December 27, 2001, Conference Pros International, Inc. merged with and into GCM and GCM was the surviving corporation;

        WHEREAS, on December 31, 2001, Communication Development Corporation merged with and into GCM and GCM was the surviving corporation;

        WHEREAS, on January 2, 2002, Old GCI merged with and into GCM and GCM was the surviving corporation;

        WHEREAS, on January 30, 2002, the Grantor was incorporated in the State of Delaware;

        WHEREAS, on January 31, 2002, GCM was merged with and into the Grantor and the Grantor was the surviving corporation;

        WHEREAS, each of the Grantor, Genesys S.A., as a Guarantor, BNP Paribas, CIBC World Markets plc and Fortis Bank N.V./S.A., as Arrangers, BNP Paribas, as Agent, the Security Agent and the Lenders party thereto have agreed to amend and restate the Original Facilities Agreement and on or about the date hereof have entered into that certain USD 3,560,000 Amended and Restated Term A Facility Agreement/ USD 29,490,000 Amended and Restated Term B Facility Agreement/ USD 5,000,000 Amended and Restated Revolving Facility Agreement dated January 27, 2006 (as such agreement may be amended and restated, supplemented or otherwise modified, renewed or replaced from time to time, the "Facilities Agreement"); and

        WHEREAS, in order to secure the Obligations, the Grantor has agreed to execute and deliver to the Security Agent (for the benefit of the Secured Parties) a security agreement substantially in the form hereof.

        NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Grantor and the Security Agent (on behalf of itself and each Secured Party (and each of their respective successors and assigns)), hereby agree as follows:

ARTICLE 1

DEFINITIONS

        Section 1.1    Definition of Terms Used Herein Generally.    All capitalized terms used but not defined herein shall have the meanings set forth in the Facilities Agreement. All terms defined in the NYUCC and not otherwise defined herein shall have the respective meanings accorded to them therein; provided, however, that if a term is defined in Article 9 of the NYUCC differently than in another Article of the NYUCC, the term has the meaning specified in Article 9 of the NYUCC.

        Section 1.2    Definition of Certain Terms Used Herein.    As used herein, the following terms have the following meanings:

          "Applicable Law"    means all provisions of statutes, rules, regulations and orders of the United States, any state thereof or municipality therein, or of any foreign governmental body, or of any regulatory agency, in each case, applicable to the Person in question or any assets of such Person, and all orders and decrees of all courts and arbitrators in proceedings or actions in which the Person in question is a party or by which such Person or any asset of such Person is bound.

          "Collateral"    has the meaning given to such term in Article 2.

          "Control"    means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have correlative meanings.

          "Control Agreement"    shall mean a Deposit Account Control Agreement or a Securities Account Control Agreement.

          "Controlled Deposit Account"    shall mean (i) a Deposit Account that is subject to a Deposit Account Control Agreement; or (ii) as to which the Security Agent is the depositary bank's "customer" (as defined in Section 4-104 of the NYUCC).

          "Controlled Securities Account"    shall mean a Securities Account that (i) is maintained in the name of the Grantor at an office of a Securities Intermediary located in the United States of America, and (ii) together with all financial assets (as defined in the NYUCC) credited thereto and all related Security Entitlements (as defined in the NYUCC), is subject to a Securities Account Control Agreement.

          "Copyright License"    means (a) any written agreement, now or hereafter in effect, granting any right to any third party under any Copyright now or hereafter owned by the Grantor or that the Grantor otherwise has the right to license, or (b) any written agreement, now or hereafter in effect, granting any right to the Grantor under any Copyright now or hereafter owned by any third party, and (c) all rights of the Grantor under any such agreement referred to in clause (a) or clause (b) above.

          "Copyright Office"    means the United States Copyright Office or any successor thereto.

          "Copyrights"    means all of the following, whether now owned or hereafter acquired by the Grantor: (a) all copyrights under the laws of the United States or any other country (whether or not the underlying works of authorship have been published), all registrations and recordings thereof, all copyrightable works of authorship (whether or not published), and all applications for copyright registrations under the laws of the United States or any other country including registrations, recordings and applications in the United States Copyright Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, including those listed on Schedule III to any Copyright Security Agreement Supplement, (b) all renewals and extensions of any of the foregoing, (c) all claims for, and rights to sue for, past, present or future infringements of any of the foregoing, and (d) all income, royalties, damages, now or hereafter due or payable with respect to any of the foregoing, including damages and payments for past or future infringements thereof.

          "Copyright Security Agreement Supplement"    means a supplement to this Security Agreement, executed by the Grantor that now or hereafter owns a Copyright, in favor of the Security Agent, substantially in the form of Exhibit B.

          "Deposit Account Control Agreement"    shall mean, with respect to any Deposit Account, a written agreement or other authenticated record with the Security Agent, in form and substance satisfactory to the Security Agent, pursuant to which the depositary bank in which such Deposit Account is maintained shall agree, among other things, to comply at any time with instructions from the Security Agent to such depositary bank directing the disposition of funds from time to time credited to such Deposit Account, in each case without further consent of the Grantor or any nominee or designee of the Grantor.

          "Equity Interest"    means any and all shares, interests, participation or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

          "Event of Default"    means any circumstance described as such in Clause 23 (Events of Default) of the Facilities Agreement.

          "Excluded Property" means:    (i) 35% of the total outstanding Foreign Subsidiary Voting Stock of any Foreign Subsidiary; and (ii) Security Deposits.

          "Extraordinary Payments"    has the meaning given to such term in Section 6.8(d)(ii).

          "Facilities Agreement"    has the meaning assigned to such term in the recitals of this Security Agreement.

          "Finance Officer"    means the chief financial officer, principal accounting officer, vice president of finance, treasurer or controller of the Grantor.

          "Foreign Subsidiary"    means each subsidiary of any Person organized under the laws of a jurisdiction outside the United States.

          "Foreign Subsidiary Voting Stock"    means the voting Equity Interest of any Foreign Subsidiary.

          "Indemnitee"    has the meaning given to that term in Section 18.9(b).

          "Intellectual Property"    means all intellectual and similar property of every kind and nature whether now owned or hereafter acquired by the Grantor, including inventions, designs, Patents, Patent Licenses, Trademarks, Trademark Licenses, Copyrights, Copyright Licenses, domain names, domain name registrations, trade secrets, confidential or proprietary technical and business information, know-how, show-how or other data or information, software and databases and all embodiments or fixations thereof and related documentation, registrations and franchises, licenses for any of the foregoing and all license rights, and all additions, improvements and accessions to, and books and records describing, or used in connection with, any of the foregoing.

          "License"    means any Patent License, Trademark License, Copyright License or other license or sublicense to which the Grantor is a party.

          "Lien"    means any Encumbrance (as such term is defined in the Facilities Agreement) and any mortgage, deed of trust, hypothecation, pledge, security interest, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, preference, priority or other security or preferential arrangement, in each case, of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any agreement to grant a security interest at a future date, any lease in the nature of security or having substantially the same economic effect, the filing of, or agreement to give or authorize, any financing statement under the UCC of any jurisdiction, and with respect to any Equity Interest or other security, any purchase option, call or similar right of a third party with respect to such Equity Interest or other security).

          "NYUCC"    means the Uniform Commercial Code as in effect in the State of New York from time to time.

          "Obligations"    means all loans, advances, liabilities, obligations, covenants, duties, and indebtedness owing by the Grantor to the Secured Parties arising under the Facilities Agreement and the other Finance Documents, whether or not evidenced by any note or other instrument, agreement or document, whether arising from an extension of credit, opening of a letter of credit, acceptance, loan, guaranty, indemnification, sale of goods, rendition of services, or otherwise, whether direct or indirect (including, without limitation, those acquired by assignment from others, and including all interest, charges, expenses, fees, attorneys' fees, filing fees and any other sums chargeable to the Grantor hereunder or under the Facilities Agreement, and including all damages (whether provided for in the Facilities Agreement and the other Finance Documents or otherwise permitted by law) in respect of a failure or refusal by the Grantor to pay or perform as required under the Facilities Agreement and the other Finance Documents). The term includes interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding.

          "Patent License"    means any (a) written agreement, now or hereafter in effect, granting to any third party any right to make, use or sell any invention on which a Patent, now or hereafter owned by the Grantor or that the Grantor otherwise has the right to license, is in existence, or (b) any written agreement, now or hereafter in effect, granting any right to the Grantor to make, use or sell any invention on which a Patent, now or hereafter owned by any third party, is in existence, and (c) all rights of the Grantor under any such agreement referred to in clause (a) or clause (b) above.

          "Patents"    means all of the following, whether now owned or hereafter acquired by the Grantor: (a) all letters patent of the United States or any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or any other country, including registrations, recordings and pending applications in the PTO or in any similar office or agency of the United States, any State or Territory thereof, or any other country, including those listed on Schedule II, (b) all rights to sue for, past, present or future infringement thereof and (c) all reissues, continuations, divisions, continuations-in-part, renewals or extensions thereof, together with inventions disclosed or claimed therein, and the right to make, use and/or sell the inventions disclosed or claimed therein.

          "Patent Security Agreement Supplement"    means a supplement to this Security Agreement, executed by the Grantor that now or hereafter owns a Patent, in favor of the Security Agent, substantially in the form of Exhibit C.

          "Perfection Certificate"    means a certificate substantially in the form of Exhibit A, completed and supplemented with the schedules and attachments contemplated thereby, and duly executed by a Financial Officer on behalf of the Grantor certifying as to the contents thereof.

          "Person"    means any natural person, corporation, partnership, limited liability partnership, limited liability company, trust, joint venture, association, company, estate, unincorporated organization or government or any agency or political subdivision thereof.

          "Pledged Notes"    means all promissory notes listed in Part A of Schedule I and all other promissory notes issued to, or held by, the Grantor.

          "Pledged Securities"    means collectively, the Pledged Notes and the Pledged Stock.

          "Pledged Stock"    means, with respect to the Grantor, (a) all right, title and interest of the Grantor as a holder (whether now or in the future) in (i) shares or other Equity Interests held by the Grantor in any corporations or other entities (including those corporations or other entities described in Part B and Part C of Schedule I, or any warrants to purchase or depositary shares or other rights of the Grantor in respect of any such interests) except to the extent that any such Equity Interests constitutes Excluded Property, and (ii) all shares of stock, certificates, instruments or other documents evidencing or representing the foregoing interests described in clause (i) and (b) all right, title and interest of the Grantor in and to all present and future payments, proceeds, dividends, distributions, instruments, compensation, property, assets, interests and rights in connection with, or related to, the collateral listed in clause (a) above, and all monies due or to become due and payable to the Grantor in connection with, or related to, such collateral or otherwise paid, issued or distributed from time to time in respect of or in exchange therefor, and any certificate, instrument or other document evidencing or representing the same (including all proceeds of dissolution or liquidation).

          "PTO"    means the United States Patent and Trademark Office or any successor thereto.

          "Secured Parties"    means the Arrangers, the Agent, the Security Agent, the Lenders, each Hedging Counterparty and each of their respective successors and assigns.

          "Securities Act"    has the meaning given to such term in Section 10.3(d).

          "Securities Account Control Agreement"    shall mean, with respect to any Pledged Securities or other Investment Property held by a securities intermediary, a written agreement or other authenticated record with the Security Agent, in form and substance satisfactory to the Security Agent, pursuant to which the securities intermediary which holds such Pledged Securities or such other Investment Property shall agree, among other things, to comply with entitlement orders or other instructions from the Security Agent to such securities intermediary as to Pledged Securities or other Investment Property held by such securities intermediary, in each case without further consent of the Grantor or any nominee or designee of the Grantor.

          "Securities Intermediary"    means a clearing corporation or a Person, including, without limitation, a bank or broker, that in the ordinary course of its business maintains Securities Accounts for others and is acting in that capacity.

          "Security Deposit"    means all cash held by the Grantor as security against unpaid rent or for damage to any premises sub-leased by a sub-tenant of the Grantor, for so long as such cash is being held for such sub-tenant as security against any unpaid rent or for damage to such premises sub-leased by such sub-tenant.

          "Security Documents"    shall mean (i) the Security Agreement, (ii) any Control Agreement, (iii) any Perfection Certificate, and (iv) each other security agreement, pledge agreement, mortgage, deed of trust, assignment agreement and other agreement or instrument being executed and delivered by the Grantor to the Security Agent concurrently herewith, or from time to time hereafter executed and delivered by the Grantor to the Security Agent, pursuant to which a Lien has been granted or purported to be granted by the Grantor in favor of the Security Agent (for the benefit of the Secured Parties) on any of its assets to secure any of the Obligations or its guarantee of any of the Obligations (as applicable) or pursuant to which any such Lien is perfected.

          "Security Interest"    means the security interest granted pursuant to Article 2, as well as all other security interests created or assigned as additional security for the Obligations pursuant to the provisions of any Security Document.

          "Subsidiary"    means with respect to any Person, any corporation, limited liability company, association, joint venture, partnership or other business entity (whether now existing or hereafter organized) (a) of which at least a majority of the voting stock or other ownership interests having ordinary voting power for the election of directors (or the equivalent) is, at the time as of which any determination is being made, owned or controlled by such Person or one or more subsidiaries of such Person, or by such Person and one or more subsidiaries of such Person, or (b) which is otherwise Controlled, at the time as of which any determination is being made by such Person or one or more subsidiaries of such Person, or by such Person and one or more subsidiaries of such Person, or (c) which would be consolidated with such Person in such Person's financial statements if such financial statements were prepared in accordance with GAAP as of the date any determination is being made.

          "Third-Party Deposits"    means any cash held by a third-party as security against unpaid rent or for damage to any premises leased by the Grantor, for so long as such cash is being held by such third-party for unpaid rent or damage to any premises leased by the Grantor.

          "Trademark License"    means (a) any written agreement, now or hereafter in effect, granting to any third party any right to use any Trademark now or hereafter owned by the Grantor or that the Grantor otherwise has the right to license, or (b) any written agreement, now or hereafter in effect, granting to the Grantor any right to use any Trademark now or hereafter owned by any third party, and (c) all rights of the Grantor under any such agreement referred to in clause (a) or clause (b) above.

          "Trademarks"    means all of the following, whether now owned or hereafter adopted or acquired by the Grantor: (a) all state (including common law), federal and foreign trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, trade dress, logos, other source or business identifiers, designs and general intangibles of like nature, all registrations and recordings thereof or similar property rights, and all registration and recording applications filed in connection therewith (but excluding any application to register any trademark, service mark or other mark prior to the filing under Applicable Law of a verified statement of use (or the equivalent) for such trademark, service mark or other mark to the extent the creation of a security interest therein or the grant of a mortgage thereon would void or invalidate such trademark, service mark or other mark), including registrations, recordings and registration applications in the PTO, any State of the United States or any similar offices in any other country or any political subdivision thereof, and all reissues, extensions or renewals thereof, including those listed on Schedule IV, (b) all rights to sue for, past, present or future infringements or unconsented use thereof of any of the foregoing, (c) all goodwill of any business associated therewith or symbolized thereby and (d) all other assets, rights and interests that uniquely reflect or embody such goodwill.

          "Trademark Security Agreement Supplement"    means a supplement to this Security Agreement, executed by the Grantor that now or hereafter owns a Trademark, in favor of the Security Agent, substantially in the form of Exhibit D.

          "UCC"    means the Uniform Commercial Code as in effect from time to time in any given jurisdiction (except as otherwise contemplated in Section 6.18).

        Section 1.3    Rules of Interpretation.    For the purposes hereof unless the context otherwise requires, (a) all references to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Security Agreement, (b) all accounting terms not otherwise defined herein shall have the respective meanings accorded to them under GAAP, (c) any of the terms defined in this Article 1 may be used in the singular or the plural depending on the reference, (d) any pronoun shall include the masculine, feminine and neuter forms, (e) any references to statutes and related regulations shall include (unless otherwise specifically provided herein) any amendments of the same and any successor statutes and/or regulations (as applicable), (f) the words "include", "includes" and "including" shall be deemed to be followed by the words "without limitation" to the extent not specifically followed by such words herein, (g) the word "will" shall be construed to have the same meaning and effect as the word "shall", (h) any reference herein to any Person shall be construed to include such Person's successors and assigns, (i) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

ARTICLE 2

GRANT OF SECURITY INTEREST

        (a)   The Grantor, as security for the due and punctual payment and performance in full of the Obligations, hereby grants, mortgages, pledges, assigns, hypothecates, transfers, sets over, conveys and delivers to the Security Agent (for the benefit of the Secured Parties) a continuing security interest in, and Lien on the Grantor's right, title and interest in and to all personal property and Fixtures of every kind and nature, wherever located and whether now owned or existing, or hereafter acquired, created or arising, and all proceeds and products thereof or income therefrom (all of the foregoing and all of the assets set forth below in clauses (i) through (xv), being referred to herein as the "Collateral"), including each of the following:

  (i)
  All Goods (including Inventory, Equipment, Fixtures and any accessions thereto);

  (ii)
  All Instruments (including Promissory Notes);

  (iii)
  All Documents;

  (iv)
  All Accounts;

  (v)
  All Chattel Paper (whether tangible or electronic);

  (vi)
  All Deposit Accounts;

  (vii)
  All Letter-of-Credit Rights (whether or not the applicable letter of credit is evidenced by a writing;

  (viii)
  All Money;

  (ix)
  All Commercial Tort Claims listed on Schedule 21 of the Perfection Certificate;

  (x)
  All Securities;

  (xi)
  All Investment Property;

  (xii)
  All Supporting Obligations;

  (xiii)
  All contract rights or rights to the payment of money;

  (xiv)
  All insurance claims; and

  (xv)
  All General Intangibles (including all Intellectual Property, insurance policies and Payment Intangibles);

        provided, however, that the term "Collateral" shall not include (i) any Excluded Property or (ii) any leases, licenses, rights or other agreements to which the Grantor is a party that constitutes Collateral, to the extent that the result of the grant of the Security Interest to the Security Agent hereunder would (1) constitute or result in the abandonment, invalidation or unenforceability of any right, title or interest in the Grantor therein, or (2) create a situation under which the Grantor shall be deemed to have breached or terminated pursuant to the terms of, or defaulted under, any such Collateral; and in each case under clauses (1) and (2) above such abandonment, invalidation, unenforceability, breach, termination or default would not be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law or principles of equity; provided, however, that the assets excluded pursuant to this clause (ii) shall not include any portion of such lease, license, right or agreement that does not result in any of the consequences specified in (1) or (2) above.

ARTICLE 3

DELIVERY OF PLEDGED SECURITIES

        Concurrently with the execution and delivery of this Security Agreement, the Grantor, to the extent pledged by it, shall cause all certificates and all promissory notes and instruments evidencing the Pledged Securities, to the extent such Equity Interests are certificated, to be delivered to the Security Agent to be held by the Security Agent for the benefit of itself and the Secured Parties. All certificated Pledged Stock shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Security Agent, and all Pledged Notes shall be endorsed by the Grantor.

ARTICLE 4

AUTHORIZATION TO FILE FINANCING STATEMENTS

        The Grantor hereby irrevocably authorizes the Security Agent at any time and from time to time to file in any jurisdiction in which the UCC has been adopted any financing statements and amendments thereto that (a) indicate the Collateral (i) as all assets of the Grantor or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the NYUCC or such other jurisdiction, or (ii) as being of an equal or lesser scope or with greater detail, and (b) contain any other information required by the NYUCC or such other jurisdiction for the sufficiency or filing office acceptance of any financing statement or amendment, including (i) whether the Grantor is an organization, the type of organization and any organizational identification number issued to the Grantor and (ii) in the case of a financing statement filed as a fixture filing or indicating Collateral as timber to be cut or as-extracted collateral, a sufficient description of real property to which such Collateral relates. The Grantor agrees to furnish any such information to the Security Agent promptly, but no later than five (5) days unless otherwise consented to by the Security Agent, upon request. The Grantor also ratifies its authorization for the Security Agent to have filed in any UCC jurisdiction any like initial financing statements or amendments thereto if filed prior to the date hereof.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

        The Grantor hereby represents and warrants to the Security Agent, for the benefit of the Secured Parties, as follows:

        Section 5.1    Grantor's Legal Status.    With respect to the Grantor: (a) it is a registered organization, as set forth on the Perfection Certificate; (b) such organization is of the type, and is organized in the jurisdiction, as set forth on the Perfection Certificate or a written notification delivered to the Security Agent pursuant to Section 6.1; and (c) the Perfection Certificate or a written notification delivered to the Security Agent pursuant to Section 6.3 sets forth the Grantor's organizational identification number or states that the Grantor has none.

        Section 5.2    Grantor's Legal Name.    The Grantor's exact legal name is that set forth on the Perfection Certificate and on the signature page hereof and from and after an amendment or modification thereto, on a written notification delivered to the Security Agent pursuant to Section 6.2.

        Section 5.3    Grantor's Locations.    The Perfection Certificate or a written notification delivered to the Security Agent pursuant to Section 6.4 sets forth the Grantor's place of business (if the Grantor has just one place of business) or its chief executive office (if it has more than one place of business), as well as its mailing address if different from its place of business or chief executive office (as applicable). The Grantor's place of business or (if it has more than one place of business) its chief executive office is located in a jurisdiction that has adopted the UCC or whose laws generally require that information concerning the existence of nonpossessory security interests be made generally available in a filing, recording or registration system as a condition or result of the security interest obtaining priority over the rights of a lien creditor with respect to the collateral.

        Section 5.4    Title to Collateral.    The Grantor is the owner of, or has other rights in, and has the power to transfer its right, title and interest in and to, the Collateral being pledged by it, free from any right or claim of any Person or any Lien, except (other than in the case of Investment Property) for Permitted Encumbrances. The Grantor has not filed or consented to the filing of (a) any financing statement or analogous document under the UCC or any other Applicable Laws covering any Collateral, (b) any assignment in which the Grantor assigns any Collateral or any security agreement or similar instrument covering any Collateral with the PTO or the Copyright Office or (c) any assignment in which the Grantor assigns any Collateral or any security agreement or similar instrument covering any Collateral with any foreign governmental, municipal or other office, in each of the foregoing cases which financing statement or analogous document, assignment, security agreement or similar instrument is still in effect, except, in each case, for Permitted Encumbrances or any previous filings made by the Security Agent.

        Section 5.5    Nature of Collateral.    None of the Collateral constitutes, or is the proceeds of, "farm products" as defined in Section 9-102(a)(34) of the NYUCC. None of the Collateral has been purchased for, or will be used by the Grantor primarily for, personal, family or household purposes. Except as set forth on the Perfection Certificate or a written notification delivered to the Security Agent pursuant to Sections 6.12 or 6.13, respectively, none of the account debtors or other Persons obligated on any of the Collateral is a Governmental Authority subject to the Federal Assignment of Claims Act (or similar Federal, state or local statute or rule) in respect of such Collateral.

        Section 5.6    Pledged Securities.    (a) Set forth on Schedule I is a true, correct and complete list and description of the Pledged Securities;

          (b)   As of the date hereof, the Pledged Stock set forth on Part A of Schedule I constitutes all (or, in the case of Pledged Stock of any Foreign Subsidiary, 65%) of the respective Equity Interests of the Grantor in Subsidiaries owned directly by the Grantor;

          (c)   As of the date hereof, the Pledged Stock set forth on Part B of Schedule I constitutes all of the respective Equity Interests of the Grantor in any corporation or other entity, other than the Pledged Stock evidencing Equity Interests in Subsidiaries;

          (d)   All of the Pledged Stock has been duly authorized, validly issued and is fully paid and non-assessable and is not subject to any options to purchase or similar rights of any Person, and none of the Pledged Stock constitutes Margin Stock;

          (e)   Each of the Pledged Notes constitutes the legal, valid and binding obligation of the obligor with respect thereto, enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing; and

          (f)    The Grantor is, and at the time of delivery of the Pledged Securities to the Security Agent will be, the sole holder of record and the sole beneficial owner of such Pledged Securities pledged by the Grantor (including the Pledged Securities acquired by the Grantor after the Closing Date) free and clear of any Lien thereon or affecting the title thereto (except for the Lien created by this Security Agreement and the Permitted Encumbrances).

        Section 5.7    Validity of Security Interest.    (a) (i) The Security Interest constitutes a legal and valid security interest in all of the Collateral securing the due and punctual payment and performance in full of the Obligations and (ii) upon the filing of financing statements describing the Collateral in the offices located in the jurisdictions listed on the Perfection Certificate, the recording in the PTO of the Trademark Security Agreement Supplement and the Patent Security Agreement Supplement and in the Copyright Office of the Copyright Security Agreement Supplement, as applicable, and the taking of all applicable actions in respect of perfection contemplated by Sections 6.6, 6.7, 6.8, 6.9, 6.10, 6.11 and 6.12 in respect of Collateral (in which a security interest cannot be perfected by the filing of a financing statement or such recordings in the PTO or the Copyright Office), the Security Interest will be perfected in all Collateral to the extent a security interest can be perfected by the Security Agent filing a financing statement, filing with the PTO or the Copyright Office, as applicable, taking possession or obtaining control under the UCC.

          (b)   The Security Interest is and shall be prior to any other Lien on any of the Collateral other than (except in the case of Investment Property) Permitted Encumbrances, which by their terms, the time of their incurrence or otherwise pursuant to Applicable Law are prior to the Security Interest.

        Section 5.8    Required Consents.    Except for consents, authorizations, approvals, notices and filings obtained, made or waived, or as may be required in connection with any disposition of any portion of the Pledged Securities by laws affecting the offering and sale of securities generally, no consent of any Person (including partners, shareholders or creditors of the Grantor or of any Subsidiary of the Grantor) and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental instrumentality is required in connection with (i) the execution, delivery, performance, validity or enforceability of this Security Agreement; (ii) the perfection or maintenance of the Security Interest created hereby; or (iii) the exercise by the Security Agent of the rights provided for in this Security Agreement.

        Section 5.9    Perfection Certificate.    All information set forth on the Perfection Certificate is as of the date hereof accurate and complete, or as otherwise notified to the Security Agent in accordance with the terms of Sections 6.1, 6.2, 6.3, 6.4, 6.12 or 6.13.

        Section 5.10    Advice of Counsel.    The Grantor has discussed this Security Agreement and, specifically, the provisions of Section 18.2 with its counsel.

        Section 5.11    Compliance with Laws.    The Grantor has at all times operated its business in compliance with all applicable provisions of the Federal Fair Labor Standards Act, as amended, and with all applicable provisions of Federal, state and local statutes and ordinances dealing with the control, shipment, storage or disposal of hazardous materials or substances.

ARTICLE 6

COVENANTS

        The Grantor covenants and agrees with the Security Agent and the other Secured Parties, at the Grantor's own cost and expense as follows:

        Section 6.1    Grantor's Legal Status.    Without providing at least thirty (30) days' prior written notice to the Security Agent, the Grantor shall not change its type of organization, jurisdiction of organization or other legal structure.

        Section 6.2    Grantor's Name.    Without providing at least thirty (30) days' prior written notice to the Security Agent, the Grantor shall not change its name.

        Section 6.3    Grantor's Organizational Number.    Without providing at least thirty (30) days' prior written notice to the Security Agent, the Grantor shall not change its organizational identification number if it has one, and if the Grantor does not have an organizational identification number and later obtains one, the Grantor shall forthwith notify the Security Agent in writing of such organizational identification number.

        Section 6.4    Locations.    Without providing at least thirty (30) days' prior written notice to the Security Agent, the Grantor shall not (a) change its place of business (if it has just one place of business) or its chief executive office (if it has more than one place of business) or its mailing address if different from its place of business or chief executive office (as applicable); or (b) except to the extent delivered to the Security Agent pursuant to Sections 6.6, 6.7, 6.8 or 6.10 or otherwise disclosed pursuant to Section 6.17, remove any of its property or assets constituting Collateral from the locations listed on the Perfection Certificate, except for any sale or other removal of such property or assets from such locations as permitted pursuant to the terms of the Facilities Agreement.

        Section 6.5    Title to Collateral.    (a) Except for the Security Interest herein granted and Permitted Encumbrances, the Grantor shall be the owner of or have other rights in or the power to transfer the Collateral free from (and the Grantor shall not create or suffer to exist on the Collateral) any Lien, and the Grantor, at its sole cost and expense, shall defend the same against all claims and demands of all Persons at any time claiming the same or any interests therein adverse to the Security Agent; and (b) the Grantor shall not pledge, mortgage or create, or suffer to exist a Lien on the Collateral in favor of any Person other than the Security Agent, except, in each case, for Permitted Encumbrances.

        Section 6.6    Promissory Notes and Tangible Chattel Paper.    If the Grantor shall at any time hold or acquire any promissory notes or tangible Chattel Paper with a value in excess of $25,000, the Grantor shall forthwith endorse, assign and deliver the same to the Security Agent (for the benefit of the Secured Parties), accompanied by such instruments of transfer or assignment undated and duly executed in blank as the Security Agent may from time to time specify and with respect to any such Collateral in the possession or control of the Security Agent, the Grantor waives any restriction or obligation imposed on the Security Agent by Sections 9-207(c)(1) and 9-207(c)(2) of the NYUCC.

        Section 6.7    Deposit Accounts.    (a) On or before forty-five (45) days following the date of this Security Agreement, and at all times thereafter, the Grantor shall maintain all cash and cash equivalents of the Grantor in a Controlled Deposit Account or Controlled Securities Account except for the following: (i) cash deposited in one or more payroll accounts in the ordinary course of business and consistent with past practices, in an amount necessary to fund payroll and related payroll taxes which are becoming due within two (2) Business Days immediately succeeding such deposit; (ii) cash deposits or pledges made by the Grantor with third parties (other than the Security Agent) in an amount not exceeding $25,000 which deposits or pledges constitute Permitted Encumbrances under the Facilities Agreement; (iii) other cash balances not exceeding $25,000 in the aggregate; and (iv) Third-Party Deposits. With respect to any Deposit Account, rights arising under such Deposit Account or proceeds thereof, in each case in the possession or within the control of the Security Agent, the Grantor waives any restriction or obligation imposed on the Security Agent by Sections 9-207(c)(1), 9-207(c)(2) and 9-208 of the NYUCC.

        Section 6.8    Investment Property.    (a) If the Grantor shall at any time hold or acquire any certificated securities, the Grantor shall forthwith endorse, assign and deliver the same to the Security Agent (for the benefit of the Secured Parties), accompanied by such instruments of transfer or assignment undated and duly executed in blank as the Security Agent may from time to time specify, except to the extent that any such certificated securities constitutes Excluded Property. If any securities now owned or hereafter acquired by the Grantor are uncertificated and are issued to the Grantor or its nominee directly by the issuer thereof, the Grantor shall immediately notify the Security Agent thereof in writing and either (i) cause the issuer to enter into a written agreement or other authenticated record with the Security Agent, in form and substance satisfactory to the Security Agent, pursuant to which such issuer shall agree, among other things, to comply with instructions from the Security Agent as to such securities, without further consent of the Grantor or such nominee, or (ii) at the Security Agent's request, arrange for the Security Agent to become the registered owner of the securities.

          (b)   If any securities, whether certificated or uncertificated, or other Investment Property now or hereafter acquired by the Grantor are held or acquired by the Grantor or its nominee through a securities intermediary or commodity intermediary, the Grantor shall immediately notify the Security Agent thereof in writing and either (i) use commercially reasonable efforts to cause such securities intermediary or (as the case may be) commodity intermediary to enter into a written agreement or other authenticated record with the Security Agent, in form and substance satisfactory to the Security Agent, pursuant to which such securities intermediary or commodities intermediary, as the case may be, shall, among other things, agree to comply with entitlement orders or other instructions from the Security Agent to such securities intermediary or commodities intermediary as to such securities or other Investment Property, or (as the case may be) to apply any value distributed on account of any commodity contract as directed by the Security Agent to such commodity intermediary, in each case without further consent of the Grantor or such nominee, or (ii) at the Security Agent's request, in the case of financial assets or other Investment Property held through a securities intermediary, arrange for the Security Agent to become the entitlement holder with respect to such Investment Property, with the Grantor being permitted, only with the consent of the Security Agent, to exercise rights to withdraw or otherwise deal with such Investment Property. The Security Agent agrees with the Grantor that the Security Agent shall not give any such entitlement orders or instructions or directions to any such issuer, securities intermediary or commodity intermediary, and shall not withhold its consent to the exercise of any withdrawal or dealing rights by the Grantor, unless an Event of Default has occurred and is continuing, or, after giving effect to any such investment and withdrawal rights not otherwise permitted by the Finance Documents, would occur. The provisions of this Section 6.8(b) shall not apply to (y) any financial assets credited to a securities account for which the Security Agent is the securities intermediary and is in automatic control pursuant to Section 9-106(a) of the NYUCC or (z) any commodity contract carried in a commodity account for which the Security Agent is the commodity intermediary and is in automatic control pursuant to Section 9-106(b) of the NYUCC.

          (c)   With respect to any securities or other Investment Property in the possession or within the control of the Security Agent, the Grantor waives any restriction or obligation imposed on the Security Agent by Sections 9-207(c)(1), 9-207(c)(2) and 9-208 of the NYUCC.

          (d)   So long as no Event of Default shall have occurred and be continuing, the Grantor shall be entitled:

              (i)  to exercise, in its discretion, but in all cases in a manner not inconsistent with the terms hereof, all voting power and other consensual rights with respect to any of the Pledged Securities of the Grantor, and for that purpose the Security Agent shall (if such Pledged Securities shall be registered in the name of the Security Agent or its nominee) execute or cause to be executed from time to time, at the expense of the Grantor, such proxies or other instruments in favor of the Grantor or its nominee as shall be reasonably required by the Grantor and shall be specified in a written request therefor, to enable it to exercise such voting power with respect to the Pledged Securities (any such proxies or other instruments to be in form and substance satisfactory to the Security Agent in all respects); and

             (ii)  except as otherwise provided herein or in the Facilities Agreement and subject to the terms hereof and in the Facilities Agreement, to receive and retain for its own account (subject to the Liens created hereunder) any and all payments, proceeds, dividends, distributions, monies, compensation, property, assets, instruments or rights, other than (x) stock or liquidating dividends or (y) other dividends or other amounts payable under or in connection with any recapitalization, restructuring, or other non-ordinary course event (the dividends and amounts in this clause (y) being "Extraordinary Payments"), paid, issued or distributed from time to time in respect of the Pledged Securities.

          (e)   In case any stock dividend shall be declared with respect to any of the Pledged Securities, or any shares of stock or fractions thereof shall be issued pursuant to any stock split involving any of the Pledged Securities, or any distribution of capital shall be made on any of the Pledged Securities, or any shares, obligations or other property shall be distributed upon or with respect to the Pledged Securities, in each case pursuant to a recapitalization or reclassification of the capital of the issuer thereof, or pursuant to the dissolution, liquidation (in whole or in part), bankruptcy or reorganization of such issuer, or to the merger or consolidation of such issuer with or into another corporation, the shares, obligations or other property so distributed shall be delivered by the Grantor to the Security Agent (for the benefit of the Secured Parties) promptly, and in any event within ten (10) days after receipt by the Grantor thereof, to be held by the Security Agent (for the benefit of the Secured Parties) as Collateral hereunder subject to the terms of this Security Agreement, and all of the same shall constitute Pledged Securities for all purposes hereof.

          (f)    Upon the occurrence and during the continuance of any Event of Default, all rights of the Grantor to exercise or refrain from exercising any of the voting and other consensual rights that it would otherwise be entitled to exercise pursuant to Section 6.8(d)(i) and to receive and retain any of the payments, proceeds, dividends, distributions, monies, compensation, property, assets, instruments or rights that the Grantor would otherwise be authorized to receive and retain pursuant to Section 6.8(d)(ii) shall cease, and thereupon the Security Agent shall be entitled to exercise all voting power with respect to the Pledged Securities and to receive and retain, as additional collateral hereunder, any and all payments, proceeds, dividends, distributions, monies, compensation, property, assets, instruments or rights at any time declared or paid upon any of the Pledged Securities during the continuance of an Event of Default and otherwise to act with respect to the Pledged Securities as outright owner thereof.

          (g)   All payments, proceeds, dividends, distributions, monies, compensation, property, assets, instruments or rights that are received by the Grantor contrary to the provisions of this Section 6.8 shall be received and held in trust for the benefit of the Security Agent, shall be segregated by the

  Grantor from other funds of the Grantor and shall be forthwith paid over to the Security Agent (for the benefit of the Secured Parties) as in the same form as so received (with any necessary or reasonably requested endorsement).

        Section 6.9    Collateral in the Possession of a Bailee.    If any Collateral of the Grantor is at any time in the possession of a bailee, the Grantor shall promptly notify the Security Agent thereof in writing and, if requested by the Security Agent, shall promptly obtain a written acknowledgement from such bailee, in form and substance satisfactory to the Security Agent, that such bailee holds such Collateral for the benefit of the Security Agent and shall act upon the instructions of the Security Agent at any time, without the further consent of the Grantor. The Security Agent agrees with the Grantor that the Security Agent shall not give any such instructions unless an Event of Default has occurred and is continuing. Notwithstanding the foregoing, to the extent the Grantor is unable to promptly obtain a written acknowledgement from a bailee, then, at the request of the Security Agent, the Grantor shall promptly move such Collateral to a bailee that shall authenticate a record acknowledging that it is holding the Collateral for the benefit of the Security Agent. With respect to any such Collateral in the possession or within the control of the Security Agent or a bailee, the Grantor waives any restriction or obligation imposed on the Security Agent by Sections 9-207(c)(1) and 9-207(c)(2) of the UCC.

        Section 6.10    Electronic Chattel Paper and Transferable Records.    If the Grantor at any time holds or acquires an interest in any Electronic Chattel Paper or any "transferable record," as that term is defined in Section 201 of the Federal Electronic Signatures in Global and National Commerce Act, or in Section 16 of the Uniform Electronic Transactions Act as in effect in any relevant jurisdiction, in any of the foregoing cases in excess of $25,000, the Grantor shall promptly notify the Security Agent in writing thereof and, at the request of the Security Agent, shall take such action as the Security Agent may reasonably request to vest in the Security Agent control of such Electronic Chattel Paper under Section 9-105 of the UCC or, as the case may be, control of such transferable record under Section 201 of the Federal Electronic Signatures in Global and National Commerce Act or Section 16 of the Uniform Electronic Transactions Act, as so in effect in such jurisdiction. The Security Agent agrees with the Grantor that the Security Agent shall arrange, pursuant to procedures satisfactory to the Security Agent and so long as such procedures will not result in the Security Agent's loss of control, for the Grantor to make alterations to the Electronic Chattel Paper or transferable record (which alternations are permitted under Section 9-105 of the UCC or, as the case may be, Section 201 of the Federal Electronic Signatures in Global and National Commerce Act or Section 16 of the Uniform Electronic Transactions Act for a party in control to make without loss of control), unless an Event of Default has occurred and is continuing or would occur after taking into account any action by the Grantor with respect to such Electronic Chattel Paper or transferable record. With respect to any such Collateral in the possession or within the control of the Security Agent, the Grantor waives any restriction or obligation imposed on the Security Agent by Sections 9-207(c)(1), 9-207(c)(2) and 9-208 of the NYUCC.

        Section 6.11    Letter-of-Credit Rights.    If the Grantor is at any time a beneficiary under a letter of credit now or hereafter issued in favor of the Grantor, or obtains or acquires any other letter-of-credit rights, in either case with a value in excess of $25,000, the Grantor shall promptly notify the Security Agent in writing thereof and, at the request of the Security Agent, the Grantor shall either (a) arrange for the issuer or any nominated Person, including any confirmer (or both to the extent both the issuer and any nominated Person gives value) with respect to such letter of credit to consent, pursuant to a written agreement or other authenticated record with the Security Agent (which agreement or other authenticated record shall be in form and substance satisfactory to the Security Agent), to an assignment to the Security Agent (for the benefit of the Secured Parties) of the proceeds of any drawing under the letter of credit or (b) arrange for the Security Agent (for the benefit of the Secured Parties) to become the transferee beneficiary of the applicable letter of credit, with the Security Agent agreeing, in each case, that the proceeds of any drawing under the letter of credit are to be applied as provided in the Facilities Agreement. With respect to any such Collateral in the possession or within the control of the Security Agent, the Grantor waives any restriction or obligation imposed on the Security Agent by Sections 9-207(c)(1), 9-207(c)(2) and 9-208 of the NYUCC.

        Section 6.12    Commercial Tort Claims.    If the Grantor shall at any time hold or acquire a Commercial Tort Claim for which a complaint has been filed in a court of competent jurisdiction, the Grantor shall immediately notify the Security Agent in a writing signed by the Grantor of the brief details thereof and grant to the Security Agent in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Security Agreement, with such writing to be in form and substance satisfactory to the Security Agent.

        Section 6.13    Intellectual Property.    If at any time the Grantor shall obtain or otherwise hold any United States Patent, Trademark or Copyright that is not the subject of a filed Patent Security Agreement Supplement, Trademark Security Agreement Supplement, or Copyright Security Agreement Supplement, as the case may be, then the Grantor shall execute and deliver to the Security Agent for filing in the PTO or the Copyright Office, as applicable, the applicable supplement. In addition, the Grantor agrees to comply with the following covenants in respect of any of the Grantor's Intellectual Property that constitutes Collateral:

          (a)   the Grantor shall notify the Security Agent immediately if it knows, or has reason to know, that any application or registration relating to any Patent, Trademark or Copyright (now or hereafter existing) may become abandoned or dedicated, or may lapse, or of any adverse determination or development regarding the Grantor's ownership of any Patent, Trademark, or Copyright, its right to register the same, to keep the same or maintain the same (including the institution of, or any determination or development in, any proceeding in the PTO, the Copyright Office or any court regarding any of the Grantor's Patents, Trademarks or Copyrights);

          (b)   in no event shall the Grantor, either itself or through any agent, employee, licensee or designee, file an application for the registration of any Patent, Trademark, or Copyright with the PTO, the Copyright Office or any similar office or agency of any jurisdiction without giving the Security Agent prior written notice thereof, and the Grantor shall execute and deliver any and all Patent Security Agreement Supplements, Trademark Security Agreement Supplements or Copyright Security Agreement Supplements as the Security Agent may request to evidence the Security Agent's Security Interest in such Patent, Trademark or Copyright, and the general intangibles of the Grantor relating thereto or represented thereby;

          (c)   the Grantor shall promptly register all of its material Copyrights with the Copyright Office and take all actions necessary or requested by the Security Agent to maintain and pursue each application, to obtain the relevant registration and to maintain the registration of each Copyright (now or hereafter existing), including the filing of applications for renewal, affidavits of use, affidavits of noncontestability and opposition and interference and cancellation proceedings;

          (d)   the Grantor shall take all actions necessary or requested by the Security Agent to maintain and pursue each application, to obtain the relevant registration and to maintain the registration of each Patent or Trademark (now or hereafter existing), including the filing of applications for renewal, affidavits of use, affidavits of noncontestability and opposition and interference and cancellation proceedings;

          (e)   in the event that any of the Collateral consisting of Patents, Trademarks, or Copyrights is infringed upon, or misappropriated or diluted by a third party, the Grantor shall notify the Security Agent promptly after the Grantor obtains knowledge thereof and the Grantor shall take all reasonable actions, including suing for infringement, misappropriation or dilution and to recover any and all damages for such infringement, misappropriation or dilution, shall periodically report to the Security Agent as to the status of such actions and shall take such other actions as the Security Agent shall deem appropriate under the circumstances to protect such Patent, Trademark or Copyright;

          (f)    with respect to any Intellectual Property constituting Collateral that the Grantor has reasonably determined continues to be useful and material to the conduct of the Grantor's business, unless the Security Agent otherwise consents, the Grantor will not take or omit to take any action whereby such Intellectual Property could reasonably be expected to become abandoned, dedicated, lapsed, invalidated or whereby the remedies in respect of such Intellectual Property with respect to potential infringers could reasonably be expected to become weakened;

          (g)   the Grantor assumes all responsibility and liability arising from the use of the Intellectual Property and hereby indemnifies and holds the Security Agent and each other Secured Party harmless from and against any claim, suit, loss, damage or expense (including reasonable attorneys' fees arising out of any alleged defect in any product manufactured, promoted or sold by the Grantor (or any affiliate or Subsidiary thereof) in connection with such Intellectual Property or out of the manufacture, promotion, labeling, sale or advertisement of any such product by the Grantor (or any affiliate or Subsidiary thereof));

          (h)   the Grantor will do all things that are necessary and proper within the Grantor's power and control to keep each license of or constituting Intellectual Property held by the Grantor as licensee or licensor in full force and effect except to the extent that (i) the Grantor has reasonably determined that the failure to keep any such license in full force and effect could not be reasonably expected to have a Material Adverse Effect or (ii) any such license would expire by its terms (as in effect on the date hereof) or is terminable at will by a Person other than the Grantor; and

          (i)    the Grantor shall not create any nonexclusive license in any Trademark, Copyright, Patent or other Intellectual Property or general intangible, in each case owned by, or licensed to, the Grantor unless such license is in writing, by its terms is expressly subject and subordinate to the Security Interest created hereby, and includes a provision expressly stating that such license shall terminate, at the option of the Security Agent, upon foreclosure of such Security Interest.

        Section 6.14    Limitation on Modification of Accounts, Chattel Paper, Instruments and Payment Intangibles.     The Grantor will not, without the Security Agent's prior written consent: (a) grant any extension of the time of payment of any of the Collateral consisting of Accounts, Chattel Paper, Instruments or Payment Intangibles; (b) compromise, compound or settle the same for less than the full amount thereof; (c) release, wholly or partly, any obligor liable for the payment thereof; or (d) allow any credit or discount whatsoever thereon; provided, however, that so long as no Event of Default has occurred and is continuing this Section 6.14 shall not restrict any other extensions, credits, discounts, compromises or settlements granted or made by the Grantor in the ordinary course of the Grantor's business and consistent with such prudent practices used in industries that are the same as or similar to those in which the Grantor is engaged.

        Section 6.15    Dispositions of Collateral.    The Grantor shall not sell or otherwise dispose, or offer to sell or otherwise dispose, of the Collateral or any interest therein except for dispositions permitted by the Facilities Agreement or in the ordinary course of business and for fair consideration. Notwithstanding the foregoing, in no event shall the Grantor create any lease of Collateral owned by or leased to the Grantor unless such lease is in writing and by its terms is expressly subject and subordinate to the Security Interest created hereby, such subordination to include a provision expressly stating that such lease shall terminate, at the option of the Security Agent, upon foreclosure of such Security Interest.

        Section 6.16    Insurance.

        (a)    Maintenance of Insurance.    The Grantor, at its sole cost and expense, shall maintain or cause to be maintained insurance covering physical loss or damage to the Collateral in accordance with Clause 22.2 (Insurance) of the Facilities Agreement.

        (b)    Insurance Proceeds.    The proceeds of any casualty insurance in respect of any casualty loss of any Collateral shall, subject to the rights, if any, of other parties with a prior interest in the property covered thereby, be paid and disbursed in accordance with the provisions of the Facilities Agreement.

        Section 6.17    Periodic Certification.    Within sixty (60) days of the end of its fiscal year, the Borrower shall deliver to the Security Agent an updated Perfection Certificate executed by a Financial Officer of the Borrower updating the information contained in such Perfection Certificate as necessary to cause such information to be true and correct in all material respects.

        Section 6.18    Other Actions as to any and all Collateral.    The Grantor further agrees, upon request of the Security Agent, to take any and all other actions as the Security Agent may determine to be necessary or useful for the attachment, perfection and first priority of, and the ability of the Security Agent to enforce, the Security Interest in any and all of the Collateral including (i) causing the Security Agent's name to be noted as secured party on any certificate of title for a titled good constituting Collateral if such notation is a condition to attachment, perfection or priority of, or ability of the Security Agent to enforce, the Security Interest in such Collateral; (ii) complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to the attachment, perfection or priority of, or the ability of the Security Agent to enforce, the Security Interest in such Collateral; (iii) obtaining governmental and other third-party waivers, consents and approvals in form and substance satisfactory to the Security Agent, including any consent of any licensor, lessor or other Person obligated on Collateral; (iv) obtaining waivers from mortgagees, bailees, landlords and any other Person who has possession of, or any interest in, any

Collateral or any real property on which any Collateral may be located, which waivers shall, in each case, be in form and substance satisfactory to the Security Agent; and (v) taking all actions under any earlier versions of the UCC or under any other Applicable Law, as reasonably determined by the Security Agent to be applicable in any relevant UCC or other jurisdiction, including any foreign jurisdiction.

ARTICLE 7

COLLATERAL PROTECTION EXPENSES; PRESERVATION OF COLLATERAL

        Section 7.1    Expenses Incurred by Security Agent.    The Security Agent, in its discretion, may discharge taxes, assessments, charges, fees, Liens, security interests or any other encumbrances at any time levied or placed on any of the Collateral and not constituting Permitted Encumbrances, and may pay for the maintenance and preservation of the Collateral to the extent the Grantor fails to do so as required by the Facilities Agreement or this Security Agreement after written notice of the same has been sent to the Grantor. The Grantor agrees to reimburse the Security Agent on demand for any and all expenditures so made, and all sums disbursed by the Security Agent in connection with this Section 7.1, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto, shall be payable, upon demand, by the Grantor to the Security Agent and shall constitute additional Obligations. The Security Agent shall have no obligation to the Grantor to make any such expenditures, nor shall the making thereof relieve the Grantor of any default.

        Section 7.2    Security Agent's Obligations and Duties.    Anything herein to the contrary notwithstanding, the Grantor shall remain liable under each contract, agreement or instrument comprised in the Collateral to be observed or performed by the Grantor thereunder. The Security Agent shall not have any obligation or liability under any such contract or agreement by reason of or arising out of this Security Agreement or the receipt by the Security Agent of any payment relating to any of the Collateral, nor shall the Security Agent be obligated in any manner to perform any of the obligations of the Grantor under or pursuant to any such contract or agreement, to make inquiry as to the nature or sufficiency of any payment received by the Security Agent in respect of the Collateral or as to the sufficiency of any performance by any party under any such contract or agreement, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to the Security Agent or to which the Security Agent may be entitled at any time or times. The Security Agent's sole duty with respect to the custody, safe keeping and physical preservation of the Collateral in its possession, under Section 9-207 of the NYUCC or otherwise, shall be to deal with such Collateral in the same manner as the Security Agent deals with similar property for its own account.

        Section 7.3    Use of Collateral.    With respect to any Collateral in the possession of the Security Agent, or a bailee or other third party holding on its behalf, the Security Agent may use or operate such Collateral in any manner and to the extent reasonably determined by the Security Agent.

ARTICLE 8

NOTIFICATION TO ACCOUNT DEBTORS AND OTHER PERSONS OBLIGATED ON COLLATERAL

        If an Event of Default shall have occurred and be continuing, the Grantor shall, at the request of the Security Agent, notify account debtors and other Persons obligated on any of the Collateral of the Security Interest of the Security Agent (for the benefit of the Secured Parties) in any Account, Chattel Paper, General Intangible, Instrument or other property of the Grantor constituting Collateral and that payment of such obligor's obligation is to be made directly to the Security Agent or to any financial institution designated by the Security Agent as the Security Agent's agent therefor, and the Security

Agent may itself, if an Event of Default shall have occurred and be continuing, without notice to or demand upon the Grantor, so notify such account debtors and other Persons obligated on such Collateral. After the making of such a request by the Security Agent or the giving of any such notification by the Security Agent (as applicable), the Grantor shall hold any proceeds of collection of Accounts, Chattel Paper, General Intangibles, Instruments and other Collateral received by the Grantor as trustee for the Security Agent (for the benefit of the Secured Parties) without commingling the same with other funds of the Grantor and shall turn the same over to the Security Agent in the identical form received, together with any necessary endorsements or assignments. The Security Agent may apply the proceeds of collection of Accounts, Chattel Paper, General Intangibles, Instruments and other Collateral received by the Security Agent to the Obligations or hold such proceeds as additional Collateral, at the option of the Security Agent. The provisions of Section 9-209 of the NYUCC shall not apply to any Account, Chattel Paper or Payment Intangible as to which notification of assignment has been sent to the account debtor or other Person obligated on the Collateral.

ARTICLE 9

POWER OF ATTORNEY

        Section 9.1    Appointment and Powers of Security Agent.    (a) The Grantor hereby irrevocably constitutes and appoints the Security Agent and any director, officer or agent thereof, with full power of substitution, as its true and lawful attorneys-in-fact with full irrevocable power and authority in the place and stead of the Grantor or in the Security Agent's own name, for the purpose of carrying out the terms of this Security Agreement or any other Security Document, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this Security Agreement.

          (b)   Without limiting the generality of the foregoing, the Grantor hereby gives said attorneys the power and right, on behalf of the Grantor, without notice to, or assent by, the Grantor, upon the occurrence and during the continuance of an Event of Default, generally to sell, transfer, pledge, license, lease, make any agreement with respect to, or otherwise dispose of, or deal with, any of the Collateral in such manner as is consistent with the NYUCC and as fully and completely as though the Security Agent were the absolute owner thereof for all purposes, and to do, at the Grantor's expense, at any time, or from time to time, all acts and things which the Security Agent deems necessary or desirable to protect, preserve or realize upon the Collateral and the Security Agent's (for the benefit of the Secured Parties) Security Interest therein, in order to effect the intent of this Security Agreement, all as fully and effectively as the Grantor might do, including:

              (i)  making, settling and adjusting claims in respect of Collateral under policies of insurance, endorsing the name of the Grantor on any check, draft, instrument or other item of payment for the proceeds of such policies of insurance and for making all determinations and decisions with respect thereto;

             (ii)  filing and prosecuting registration and transfer applications with any Governmental Authority with respect to Trademarks, Copyrights and patentable inventions and processes;

            (iii)  exercising voting rights with respect to voting securities, which rights may be exercised, if the Security Agent so elects, with a view to causing the liquidation in a commercially reasonable manner of assets of the issuer of any such securities; and

            (iv)  executing, delivering and recording, in connection with any sale or other disposition of any Collateral, of the endorsements, assignments or other instruments of conveyance or transfer with respect to such Collateral.

        Section 9.2    Ratification by Grantor.    To the extent permitted by law, the Grantor hereby ratifies all that said attorneys shall lawfully do, or cause to be done, by virtue of this Article 9. This power of attorney is a power coupled with an interest and is irrevocable until the termination of this Security Agreement pursuant to Section 18.12.

        Section 9.3    No Duty on Security Agent.    The powers conferred on the Security Agent, its directors, officers and agents pursuant to this Article 9 are solely to protect the Security Agent's and the Secured Parties' interests in the Collateral and shall not impose any duty upon any of them to exercise any such powers. The Security Agent shall be accountable only for the amounts that it actually receives as a result of the exercise of such powers, and neither it nor any of its officers, directors, employees or agents shall be responsible to the Grantor for any act or failure to act (except for such Person's own gross negligence or willful misconduct), nor for any special, indirect, consequential or punitive damages.

ARTICLE 10

REMEDIES

        Section 10.1    Remedies upon Default.    (a) If an Event of Default shall have occurred and be continuing, the Security Agent, without any other notice to or demand upon the Grantor, shall have in any jurisdiction in which enforcement hereof is sought, in addition to all other rights and remedies, the rights and remedies of a secured party under the NYUCC and any additional rights and remedies as may be provided to a secured party in any jurisdiction in which Collateral is located, including the right to take possession of the Collateral, and for that purpose the Security Agent may, so far as the Grantor can give authority therefor, enter upon any premises on which the Collateral may be situated and remove the same therefrom. The Security Agent may in its discretion require the Grantor to assemble all or any part of the Collateral at such location or locations within the jurisdiction(s) of the Grantor's principal office(s) or at such other locations as the Security Agent may reasonably designate.

          (b)   Unless the Collateral is perishable, threatens to decline speedily in value, or is of a type customarily sold on a recognized market, the Security Agent shall give to the Grantor at least ten (10) days' prior written notice of the time and place of any public sale of Collateral or of the time after which any private sale or any other intended disposition is to be made. The Grantor hereby acknowledges that ten (10) days' prior written notice of such sale or sales shall be reasonable notice.

          (c)   To the maximum extent permitted by Applicable Law, the Security Agent may purchase Collateral at any public sale and, if the Collateral is of a type customarily sold in a recognized market or is of the type that is the subject of widely distributed standard price quotations, the Security Agent may purchase such Collateral at private sale, and in each case may make payment therefor by any means, including by release or discharge of Obligations in lieu of cash payment.

          (d)   In addition, the Grantor waives any and all rights that it may have to a judicial hearing in advance of the enforcement of any of the Security Agent's rights hereunder, including its right following an Event of Default to take immediate possession of the Collateral and to exercise its rights with respect thereto. Whether or not any Obligations are due, the Security Agent may after the occurrence and during the continuance of an Event of Default demand, sue for, collect, or make any settlement or compromise which it deems desirable with respect to the Collateral.

        Section 10.2    Grant of License to Use Intellectual Property.    For the purpose of enabling the Security Agent to exercise any rights and remedies it may have under this Article 10 or otherwise at such time as the Security Agent shall be lawfully entitled to exercise such rights and remedies, the Grantor hereby grants to the Security Agent an irrevocable, non-exclusive license (exercisable without payment of royalty or other compensation to the Grantor) to use, license or sub-license any of the

Collateral consisting of Intellectual Property now owned or hereafter acquired by the Grantor, and wherever the same may be located, and including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof. The use of such license by the Security Agent shall be exercised, at the Security Agent's option, upon the occurrence and during the continuation of an Event of Default; provided, that any license, sub-license or other transaction entered into by the Security Agent in accordance herewith shall be binding upon the Grantor notwithstanding any subsequent cure, waiver or other termination of an Event of Default.

        Section 10.3    Disposition of Pledged Securities.    Upon the occurrence and during the continuance of an Event of Default:

          (a)   Subject to the provisions of the Facilities Agreement (including any notice provisions contained therein), the Security Agent may exercise in respect of the Pledged Securities, in addition to other rights and remedies provided for herein or otherwise available to it, all rights of voting, exercise and conversion with respect to the Pledged Securities and all of the rights and remedies of a secured party on default under the NYUCC at that time (whether or not applicable to the affected Pledged Securities) and may also, without obligation to resort to other security, at any time and from time to time sell, resell, assign and deliver, in its sole discretion, all or any of the Pledged Securities, in one or more parcels at the same or different times, and all right, title and interest, claim and demand therein and right of redemption thereof, on any securities exchange on which any Pledged Securities may be listed, or at public or private sale, for cash, upon credit or for future delivery, and in connection therewith the Security Agent may grant options.

          (b)   If any of the Pledged Securities are sold by the Security Agent upon credit or for future delivery, the Security Agent shall not be liable for the failure of the purchaser to purchase or pay for the same and, in the event of any such failure, the Security Agent may resell such Pledged Securities. In no event shall the Grantor be credited with any part of the proceeds of sale of any Pledged Securities until cash payment therefor has actually been received by the Security Agent.

          (c)   Without limitation of Section 6.8 and subject to the provisions of the Facilities Agreement (including any notice provisions contained therein), the Security Agent may at any time after the occurrence and during the continuance of an Event of Default: (i) at its option, transfer to itself or any nominee any securities constituting Collateral, receive any income thereon and hold such income as additional Collateral or apply it to the Obligations; and (ii) whether or not any Obligations are due, the Security Agent may demand, sue for, collect, or make any settlement or compromise which it deems desirable with respect to the Collateral. Regardless of the adequacy of Collateral or any other security for the Obligations, any deposits or other sums at any time credited by or due from the Security Agent or any other Secured Party to the Grantor may at any time be applied to or set off against any of the Obligations whether or not due and owing.

          (d)   The Grantor recognizes that the Security Agent may be unable to effect a public sale of all or part of the Pledged Securities consisting of securities by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the "Securities Act"), or in applicable Blue Sky or other state securities laws, as now or hereafter in effect, but may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such securities for their own account, for investment and not with a view to the distribution or resale thereof. The Grantor agrees that any such Pledged Securities sold at any such private sale may be sold at a price and upon other terms less favorable to the seller than if sold at public sale. The Security Agent shall have no obligation to delay the sale of any such securities for the period of time necessary to permit the issuer of such securities, even if such issuer would agree, to register such securities for public sale under the Securities Act. The Grantor agrees that private sales made under the foregoing circumstances shall be deemed to have been made in a commercially reasonable manner.

          (e)   The Security Agent shall not be obligated to make any sale of Pledged Securities if it shall determine not to do so, regardless of the fact that notice of sale may have been given. The Security Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned.

          (f)    The remedies provided herein in favor of the Security Agent shall not be deemed exclusive, but shall be cumulative, and shall be in addition to all other remedies in favor of the Security Agent existing at law or in equity.

ARTICLE 11

STANDARDS FOR EXERCISING REMEDIES

        To the extent that Applicable Law imposes duties on the Security Agent to exercise remedies in a commercially reasonable manner, the Grantor acknowledges and agrees that it is not commercially unreasonable for the Security Agent (a) to fail to incur expenses reasonably deemed significant by the Security Agent to prepare Collateral for disposition or otherwise to complete raw material or work in process into finished goods or other finished products for disposition or to postpone any such disposition pending any such preparation or completion; (b) to fail to obtain third-party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third-party consents for the collection or disposition of Collateral to be collected or disposed of; (c) to fail to exercise collection remedies against account debtors or other Persons obligated on Collateral or to remove Liens on, or any adverse claims against, any of the Collateral; (d) to exercise collection remedies against account debtors and other Persons obligated on Collateral directly or through the use of collection agencies and other collection specialists; (e) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature; (f) to contact other Persons, whether or not in the same business as the Grantor, for expressions of interest in acquiring all or any portion of the Collateral; (g) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature; (h) to dispose of Collateral by utilizing Internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capability of doing so, or that match buyers and sellers of assets; (i) to dispose of assets in wholesale rather than retail markets; (j) to disclaim disposition warranties; (k) to purchase insurance or credit enhancements to insure the Security Agent against risks of loss, collection or disposition of Collateral or to provide to the Security Agent (for the benefit of the Secured Parties) a guaranteed return from the collection or disposition of Collateral; or (l) to the extent deemed appropriate by the Security Agent, to obtain the services of brokers, investment bankers, consultants and other professionals to assist the Security Agent in the collection or disposition of any of the Collateral. The Grantor acknowledges that the purpose of this Article 11 is to provide non-exhaustive indications of what actions or omissions by the Security Agent would not be commercially unreasonable in the Security Agent's exercise of remedies against the Collateral and that other actions or omissions by the Security Agent shall not be deemed commercially unreasonable solely on the account of not being indicated in this Article 11. Without limiting the foregoing, nothing contained in this Article 11 shall be construed to grant any rights to the Grantor or to impose any duties on the Security Agent that would not have been granted or imposed by this Security Agreement or by Applicable Law in the absence of this Article 11.

ARTICLE 12

SURETYSHIP WAIVERS BY THE GRANTOR

        (a)   All rights of the Security Agent for the benefit of the Secured Parties hereunder, and the Security Interest and all obligations of the Grantor hereunder shall be absolute and unconditional irrespective of (i) any lack of validity or enforceability of the Facilities Agreement, any other Finance Document, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Facilities Agreement, any other Finance Document or any other agreement or instrument, (iii) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from or any acceptance of partial payment thereon and or settlement, compromise or adjustment of any Secured Obligation or of any guarantee, securing or guaranteeing all or any of the Obligations (other than the indefeasible payment and performance in full in cash of the Obligations), or (iv) any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Grantor in respect of the Obligations or this Security Agreement (other than the indefeasible payment and performance in full in cash of the Obligations).

        (b)   The Grantor waives demand, notice, protest, notice of acceptance of this Security Agreement, notice of loans made, credit extended, Collateral received or delivered or other action taken in reliance hereon, and all other demands and notices of any description. The Security Agent shall have no duty as to the collection or protection of the Collateral or any income thereon, nor as to the preservation of rights against prior parties, nor as to the preservation of any rights pertaining thereto beyond the safe custody thereof as set forth in Section 7.2.

ARTICLE 13

MARSHALLING

        The Security Agent shall not be required to marshal any present or future collateral security (including, but not limited to, this Security Agreement and the Collateral) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of its rights hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights, however existing or arising. To the fullest extent permitted by law, the Grantor hereby agrees that it shall not invoke any law relating to the marshalling of collateral which might cause delay in or impede the enforcement of the Security Agent's rights under this Security Agreement or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the fullest extent permitted by law, the Grantor hereby irrevocably waives the benefits of all such laws.

ARTICLE 14

PROCEEDS OF DISPOSITIONS; EXPENSES

        After deducting all expenses payable by the Grantor, including pursuant to Section 18.9, the residue of any proceeds of collection or sale of the Obligations or Collateral shall, to the extent actually received in cash, be applied in the order and manner provided for in Clause 32 (Sharing) of the Facilities Agreement. Upon the final payment and satisfaction in full in cash of all of the Obligations and the termination of all commitments under the Facilities Agreement and after making any payments required by Sections 9-608(a)(1)(C) or 9-615(a)(3) of the NYUCC, any excess shall be returned to the Grantor, and in any event the Grantor shall remain liable for any deficiency in the payment of the Obligations.

ARTICLE 15

OVERDUE AMOUNTS

        Until paid, all amounts due and payable by the Grantor hereunder shall be a debt secured by the Collateral and shall bear, whether before or after judgment, interest at the rate of interest set forth in the Facilities Agreement.

ARTICLE 16

REINSTATEMENT

        The obligations of the Grantor pursuant to this Security Agreement shall continue to be effective or automatically be reinstated, as the case may be, if at any time payment of any of the Obligations is rescinded or otherwise must be restored or returned by the Security Agent upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Grantor or any other obligor or otherwise, all as though such payment had not been made.

ARTICLE 17

LIMITATIONS

        All rights, remedies and powers provided in this Security Agreement may be exercised only to the extent that the exercise thereof does not violate any applicable provision of law. All of the provisions of this Security Agreement are intended to be subject to all applicable mandatory provisions of law that may be controlling, and to be limited to the extent necessary so that they shall not render this Security Agreement invalid, unenforceable, in whole or in part, or not entitled to be recorded, registered or filed under the provisions of any Applicable Law.

ARTICLE 18

MISCELLANEOUS

        Section 18.1    Notice.    Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other party, or whenever any of the parties desires to give and serve upon any other party any communication with respect to this Security Agreement (including any notice required under Article 10), each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be given in the manner and to the address, and deemed received, as provided for in Clause 38 (Notices) of the Facilities Agreement. Notwithstanding the foregoing, notices and other communications to the Security Agent shall not be effective until received by the Security Agent. Delivery by telecopier of an executed counterpart of any amendment or waiver of any provision of this Security Agreement, Schedule or Perfection Certificate shall be effective as delivery of an original executed counterpart thereof.

        Section 18.2    GOVERNING LAW; CONSENT TO JURISDICTION; SERVICE OF PROCESS; WAIVER OF JURY TRIAL.    (a) THIS SECURITY AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. THE GRANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT OR FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SECURITY AGREEMENT OR THE OTHER FINANCE DOCUMENTS, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR, TO THE EXTENT PERMITTED BY LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS SECURITY AGREEMENT SHALL AFFECT ANY RIGHT THAT THE SECURITY AGENT OR ANY FINANCE PARTY MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS SECURITY AGREEMENT OR THE OTHER FINANCE DOCUMENTS AGAINST THE GRANTOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

          (b)   THE GRANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SECURITY AGREEMENT OR THE OTHER FINANCE DOCUMENTS IN ANY NEW YORK STATE OR FEDERAL COURT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

          (c)   EACH PARTY TO THIS SECURITY AGREEMENT IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 18.1; PROVIDED, HOWEVER, THAT THE GRANTOR HEREBY AGREES TO CONTINUE THE APPOINTMENT OF CT CORPORATION AS AGENT TO ACCEPT SERVICE OF PROCESS ON BEHALF OF THE GRANTOR IN THE STATE OF NEW YORK. IF THE APPOINTMENT OF CT CORPORATION AS AGENT TO ACCEPT SERVICE OF PROCESS CEASES TO BECOME EFFECTIVE, THE GRANTOR SHALL IMMEDIATELY

  APPOINT ANOTHER PERSON AS AGENT TO ACCEPT SERVICE OF PROCESS IN THE STATE OF NEW YORK AND PROVIDE WRITTEN NOTICE OF SUCH APPOINTMENT TO THE SECURITY AGENT. IF THE GRANTOR FAILS TO APPOINT SUCH AGENT WITHIN FOURTEEN (14) DAYS, THE SECURITY AGENT SHALL BE ENTITLED TO APPOINT SUCH AGENT BY NOTICE TO THE GRANTOR. NOTHING IN THIS SECURITY AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS SECURITY AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

          (d)   EACH PARTY HERETO HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY LITIGATION OR DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS SECURITY AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF ANY SUCH RIGHTS OR OBLIGATIONS. EXCEPT AS PROHIBITED BY LAW, THE GRANTOR WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION OR DISPUTE REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS SECURITY AGREEMENT AND THE OTHER FINANCE DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 18.2.

        Section 18.3    Counterparts.    This Security Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract and shall become effective as provided in Section 18.10. Delivery of an executed signature page to this Security Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

        Section 18.4    Headings.    The headings of each section of this Security Agreement are for convenience only and shall not define or limit the provision hereof.

        Section 18.5    Successors and Assigns.    Whenever in this Security Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Grantor or the Security Agent that are contained in this Security Agreement shall bind and inure to the benefit of their respective successors and assigns.

        Section 18.6    No Strict Construction.    The parties hereto have participated jointly in the negotiation and drafting of this Security Agreement. In the event an ambiguity or question of intent or interpretation arises, this Security Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Security Agreement.

        Section 18.7    Severability.    In the event any one or more of the provisions contained in this Security Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

        Section 18.8    Survival of Agreement.    All covenants, agreements, representations and warranties made by the Grantor herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Security Agreement shall be considered to have been relied upon by the Secured Parties and shall survive the execution and delivery of the Finance Documents and the advance of all extensions of credit contemplated thereby, regardless of any investigation made by the Lenders or on their behalf, and shall continue in full force and effect until this Security Agreement shall terminate (or thereafter to the extent provided herein or therein).

        Section 18.9    Security Agent's Fees and Expenses; Indemnification.    (a) The Grantor agrees to pay upon demand to the Security Agent the amount of any and all reasonable out-of-pocket expenses, including the reasonable fees, disbursements and other charges of its counsel and of any experts or agents, which the Security Agent may incur in the manner and to the extent as set forth in Section 25 of the Facilities Agreement.

          (b)   Without limitation of its indemnification obligations under the other Finance Documents, the Grantor agrees to indemnify the Security Agent and the other Secured Parties and their respective officers, directors, employees, agents and advisors (each, an "Indemnitee") against, and hold each of them harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable fees, disbursements and other charges of counsel, incurred by or asserted against any of them arising out of, in any way connected with, or as a result of, the execution, delivery or performance of this Security Agreement or any claim, litigation, investigation or proceeding relating hereto or to the Collateral, whether or not any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or any of its affiliates.

          (c)   Any such amounts payable as provided hereunder shall be additional Obligations secured hereby and by the other Security Documents. The provisions of this Section 18.9 shall remain operative and in full force and effect regardless of the termination of this Security Agreement or any other Finance Document, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Security Agreement or any other Finance Document, or any investigation made by or on behalf of the Security Agent or any Finance Party. All amounts due under this Section 18.9 shall be payable on written demand therefor.

        Section 18.10    Binding Effect.    This Security Agreement shall become effective as to the Grantor when a counterpart hereof executed on behalf of the Grantor shall have been delivered to the Security Agent and a counterpart hereof shall have been executed on behalf of the Security Agent, and thereafter shall be binding upon the Grantor and the Security Agent, and shall inure to the benefit of the Grantor, the Security Agent and the other Secured Parties and their respective successors and assigns, except that the Grantor shall not have the right to assign or transfer its rights or obligations hereunder or any interest herein or in the Collateral (and any such assignment or transfer shall be void) except as expressly contemplated by this Security Agreement or the Facilities Agreement.

        Section 18.11    Waivers; Amendment.    (a) No failure or delay of the Security Agent exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Security Agent hereunder and of the Security Agent, the Secured Parties and the Finance Parties under the other Finance Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provisions of this Security Agreement or any other Finance Document or consent to any departure by the Grantor therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Grantor in any case shall entitle the Grantor to any other or further notice or demand in similar or other circumstances.

          (b)   Neither this Security Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Security Agent and the Grantor, subject to any consent required in accordance with Clause 40 (Amendments) of the Facilities Agreement.

        Section 18.12    Termination.    (a) Notwithstanding any provision to the contrary under Sections 9-207, 9-208 or 9-209 of the NYUCC, this Security Agreement and the Security Interest shall terminate when all of the then outstanding Obligations have been indefeasibly paid in cash in full, at which time the Security Agent shall execute and deliver to the Grantor or the Grantor's designee, at the Grantor's expense, all UCC termination statements and similar documents which the Grantor shall reasonably request from time to time to evidence such termination. Any execution and delivery of termination statements or documents pursuant to this Section 18.12(a) shall be without recourse to or warranty by the Security Agent.

          (b)   The Security Interest in any Collateral that is sold, transferred or otherwise disposed of in accordance with this Security Agreement, the Facilities Agreement and the other Finance Documents (including pursuant to a waiver or amendment of the terms thereof) shall automatically terminate and be released upon the closing of such sale, transfer or other disposition, and such Collateral shall be sold free and clear of the Lien and Security Interest created hereby; provided, however, that the Security Interest will continue to attach to all proceeds of such sales or other disposition. In connection with any of the foregoing, the Security Agent shall execute and deliver to the Grantor or the Grantor's designee, at the Grantor's expense, all UCC termination statements and similar documents that the Grantor shall reasonably request from time to time to evidence such termination. Any execution and delivery of termination statements or documents pursuant to this Section 18.12(b) shall be without recourse to or warranty by the Security Agent.

        Section 18.13    Finance Document.    This Security Agreement and any agreements, documents and instruments executed and delivered in connection with this Security Agreement constitute Finance Documents for all purposes under the Facilities Agreement and the other Finance Documents and shall (unless expressly indicated to the contrary herein or therein) be construed, administered and applied, in accordance with all of the terms and provisions of the Facilities Agreement and shall be entitled to all of the benefits contained in the Facilities Agreement and the other Finance Documents, including, but not limited to the indemnities contained in Clauses 25 (Costs and Expenses), 28 (Other Indemnities) and 33 (Role of the Agent, the Security Agent and the Arrangers) of the Facilities Agreement.

        Section 18.14    Effectiveness.    This Security Agreement shall become effective on the Effective Date.

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        IN WITNESS WHEREOF, the parties hereto have caused this Security Agreement to be duly executed as of the day and year first above written.

GRANTOR: GENESYS CONFERENCING, INC.
By:	Name: Title:
ACCEPTED: BNP PARIBAS, as Security Agent
By:	Name: Title:

SCHEDULE I

PLEDGED SECURITIES

PART A

Pledged Notes

Name of Issuer	Date of Issuance	Original Principal Amount	Current Principal Balance	Maturity Date	Instrument No. (if any).

PART B

Pledged Stock

Name of Issuer	Type of Entity	Jurisdiction of Issuer	Nature of Interest	Number of Shares or other Interests	Total Shares Issued and Outstanding	Is Interest Certificated?	Certificate No(s). (if any).

PART C

Pledged Stock

Name of Issuer	Type of Entity	Jurisdiction of Issuer	Nature of Interest	Number of Shares or other Interests	Total Shares Issued and Outstanding	Is Interest Certificated?	Certificate No(s). (if any).

SCHEDULE II

PATENTS

Grantor	Patent	Date Granted	Patent No. and Jurisdiction

Grantor (Licensor / Licensee)	Patent License (Title/Agreement/ Subject Matter)	Date Granted	Patent No. and Jurisdiction

Grantor	Patent Application	Date Filed	Application No. and Jurisdiction

SCHEDULE III

COPYRIGHTS

Grantor	Copyright or Mask Work	Registration Date/ Expiration Date	Registration No. and Jurisdiction

Grantor (Licensor / Licensee)	Copyright License (Title/Agreement/ Subject Matter)	Registration Date/ Expiration Date	Registration No. and Jurisdiction

Grantor	Copyright or Mask Work Application	Date Filed	Application No. and Jurisdiction

Grantor	Copyright or Mask Work	Other Relevant Information regarding Unregistered Copyright or Mask Work

SCHEDULE IV

TRADEMARKS

Grantor	Trademark	Date Granted	Registration No. and Jurisdiction

Grantor (Licensor / Licensee)	Trademark License (Title/Agreement/ Subject Matter)	Date Granted	Registration No. and Jurisdiction

Grantor	Trademark Application	Date Filed	Application No. and Jurisdiction

Grantor	Trademark	Other Relevant Information regarding Unregistered Trademark

Exhibit A to the
Security Agreement

[FORM OF]

PERFECTION CERTIFICATE

        Reference is made to (a) the USD [    ] Amended and Restated Term A Facility Agreement/ USD [    ] Amended and Restated Term B Facility Agreement/ USD [    ] Amended and Restated Revolving Facility Agreement dated January [    ], 2006 (as such agreement may be amended and restated, supplemented or otherwise modified, renewed or replaced from time to time, the "Facilities Agreement"), by and among Genesys Conferencing, Inc. (the "Borrower"), Genesys S.A., as a Guarantor, BNP Paribas, CIBC World Markets plc and Fortis Bank N.V./S.A., as Arrangers, BNP Paribas, as Agent, BNP Paribas, as Security Agent (the "Security Agent") and the Lenders party thereto and (b) the Amended and Restated Security and Pledge Agreement dated as of January [    ], 2006 (as such agreement may be amended and restated, supplemented or otherwise modified, renewed or replaced from time to time, the "Security Agreement"), among the Borrower and the Security Agent. Capitalized terms used but not defined herein have the meanings assigned in the Facilities Agreement or the Security Agreement, as applicable.

        The undersigned, a Financial Officer of the Borrower, hereby certifies to the Security Agent and each other Secured Party as follows:

        1.    Names.    The exact legal name of the Grantor, as such name appears in its organizational charter documents, is as follows:

        2.    Other Identifying Factors.

          (a)   The following is the mailing address of the Grantor:

Grantor	Mailing Address	County	State

          (b)   If different from its mailing address, the Grantor's place of business or, if more than one, its chief executive office is located at the following address:

Grantor	Mailing Address	County	State

          (c)   The following is the type of organization of the Grantor:

          (d)   The following is the jurisdiction of the of the Grantors' organization:

          (e)   The following is the state issued organizational identification number for the Grantor:

        3.    Other Names, Etc.

          (a)   The following is a list of all other names (including trade names or similar appellations) used by the Grantor, or any other business or organization to which the Grantor became the successor by merger, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise, now or at any time during the past five years, together with the date of the relevant change:

          (b)   Except as set forth in Schedule 3 hereto, the Grantor has not changed its identity or corporate structure in any way within the past five years. Changes in identity or corporate structure would include mergers, consolidations and acquisitions, as well as any change in the form, nature or jurisdiction of corporate organization. If any such change has occurred, include in Schedule 3 the information required by Sections 2 of this certificate as to each acquiree or constituent party to a merger or consolidation.

        4.    Other Current Locations.

          (a)   Set forth below opposite the name of the Grantor are all other locations in the United States of America in which the Grantor maintains any books or records relating to any of the Collateral consisting of accounts, instruments, chattel paper, general intangibles or mobile goods:

Grantor	Mailing Address	County	State

          (b)   Set forth below opposite the name of the Grantor are all other places of business in the United States of America for the Grantor:

Grantor	Mailing Address	County	State

          (c)   Set forth below opposite the name of the Grantor are all other locations in the United States of America where any of the Collateral consisting of inventory or equipment having an aggregate value in excess of $25,000 is located:

Grantor	Mailing Address	County	State

          (d)   Set forth below opposite the name of the Grantor are the names and addresses of all persons or entities other than the Grantor, such as lessees, consignees, processors, warehousemen or purchasers of chattel paper, which have possession or are intended to have possession of any of the Collateral consisting of instruments, chattel paper, inventory or equipment having an aggregate value in excess of $25,000 and the nature of such possession:

Grantor	Mailing Address	County	State

        5.    Prior Locations.

          (a)   Set forth below is the information required by Section 4(a) or (b) with respect to each location or place of business previously maintained by the Grantor at any time during the past five years in a state in which the Grantor has previously maintained a location or place of business at any time during the past four months:

Grantor	Mailing Address	County	State

          (b)   Set forth below is the information required by Section 4(c) or (d) with respect to each other location at which, or other person or entity with which, any of the Collateral consisting of inventory or equipment having an aggregate value in excess of $25,000 has been previously held at any time during the past twelve months:

Grantor	Mailing Address	County	State

        6.    Intellectual Property.    (a) Attached as Schedule 6(a) in proper form for filing with the PTO is a schedule setting forth all of the Grantor's Patents, Patent Licenses, Trademarks and Trademark Licenses, including the name of the registered owner, the registration number and the expiration date of each Patent, Patent License, Trademark and Trademark License owned by the Grantor. (b) Attached hereto as Schedule 6(b) in proper form for filing with the Copyright Office is a schedule setting forth all of the Grantor's Copyrights and Copyright Licenses, including the name of the registered owner, the registration number and the expiration date of each Copyright or Copyright License owned by the Grantor.

        7.    Unusual Transactions.    Except for those purchases, acquisitions and other transactions described on Schedule 3 or on Schedule 7, all of the Collateral has been originated by the Grantor in the ordinary course of the Grantor's business or consists of goods which have been acquired by the Grantor in the ordinary course from a person in the business of selling goods of that kind.

        8.    File Search Reports.    Attached as Schedule 8(A) are true copies of file search reports from the UCC filing offices (or, if such office does not issue such reports, from an experienced UCC search organization acceptable to the Security Agent) located in the State of Delaware and in the State of Massachusetts. Attached as Schedule 8(B) is a true copy of each financing statement or other filing identified in such file search reports.

        9.    UCC Filings.    A duly authorized financing statement, in a form acceptable to the Security Agent and containing the indication of the Collateral set forth on Schedule 9(A) has been duly filed in the central UCC filing office in the jurisdiction identified in Section 2(d). Attached as Schedule 9(B) is a true copy of each such filing duly acknowledged or otherwise identified by the filing office.

        10.    Schedule of Filings.    Attached as Schedule 10 is a schedule setting forth, with respect to the filings described in Section 9 above, each filing and the filing office in which such filing is to be made.

        11.    Filing Fees.    All filing fees and taxes payable in connection with the filings described in Section 10 above have been paid.

        12.    Stock Ownership and other Equity Interests.    Attached as Schedule 12 is a true and correct list of all the issued and outstanding stock or other equity interest of the Grantor and the record and beneficial owners of such stock or other equity interests. Also set forth on Schedule 12 is each equity investment of the Grantor that represents 50% or less of the equity of the entity in which such investment was made.

        13.    Debt Instruments.    Attached as Schedule 13 is a true and correct list of all promissory notes and other evidence of indebtedness held by the Grantor, including all intercompany notes between the Grantor and any of its Subsidiaries.

        14.    Termination Statements.    A duly signed or otherwise authorized termination statement in form acceptable to the Collateral Agent has been duly filed in each applicable jurisdiction identified in Sections 2(d), 3, 4 and 5 or on Schedule 3 or 7 or, in the case of Schedule 3 or 7, a release acceptable to the Collateral Agent from the secured party of the person from which each Grantor purchased or otherwise acquired the Collateral identified on Schedule 3 or 7, has been delivered to the Collateral Agent. Attached as Schedule 14 is a true copy of each such filing duly acknowledged or otherwise identified by the filing office and of each such release.

        15.    Bailments.    Attached as Schedule 15 is a schedule setting forth the names and addresses of all persons or entities other than the Grantor, such as lessees, consignees, processors, warehousemen or purchasers of chattel paper, which have possession or are intended to have possession of any of the Collateral consisting of instruments, chattel paper, inventory, equipment or other goods and the nature of such possession [state "None" if none].

        16.    Tangible Chattel Paper.    Schedule 16 sets forth all of the tangible chattel paper owned or held by the Grantor [state "None" if none].

        17.    Deposit Accounts.    Schedule 17 sets forth all of the deposit accounts owned or held by the Grantor [state "None" if none].

        18.    Securities Accounts.    Schedule 18 sets forth all of the securities accounts owned or held by the Grantor [state "None" if none].

        19.    Commodity Accounts.    Schedule 19 sets forth all of the commodity accounts owned or held by the Grantor [state "None" if none].

        20.    Letter-of-Credit Rights.    Schedule 20 sets forth all of the letter-of-credit rights owned or held by the Grantor [state "None" if none].

        21.    Commercial Tort Claims.    Schedule 21 sets forth all of the commercial tort claims owned or held by the Grantor for which a complaint has been filed in a court of competent jurisdiction and describes such commercial tort claims with the specificity required by UCC §9-108(e) (including, without limitation, the venue, status, case number and caption of each such commercial tort claim that is the subject of litigation or arbitration) [state "None" if none].

        22.    Other Cash and Cash Equivalents.    Schedule 22 sets forth the nature, amount and location of all cash and cash equivalents owned by the Grantor for each location at which such cash or cash equivalents in excess of $25,000 is held and not otherwise described herein [state "None" if none].

        23.    Insurance Policy Claims.    Schedule 23 sets forth all of the outstanding insurance policy claims (including Collateral insurance, credit insurance, business interruption insurance, life insurance, etc.) for the Grantor.

        24.    Judgments.    Schedule 24 sets forth all of the outstanding judgments in favor of the Grantor.

        25.   Does the Grantor own any Collateral (including material motor vehicles, if any) subject to certificates of title and not subject to an asset backed securitization program, asset backed commercial paper program or warehouse credit facility? If so, describe the nature of such Collateral and its aggregate value [State "No" if none].

        26.   Does the Grantor own rolling stock, aircraft, vessels or other mobile goods subject to registration with the U.S. federal government or with any foreign government? If so, describe the nature of such mobile goods and their aggregate value [State "No" if none].

        27.   Does the Grantor own or hold material negotiable documents, such as warehouse receipts, bills of lading, etc.? If so, describe the nature of the goods covered by such documents and their aggregate value [State "No" if none].

        28.   Schedule 28 sets forth a description of any bilateral contracts between the Grantor and a governmental authority subject to the Federal Assignment of Claims Act or comparable state statute.

        IN WITNESS WHEREOF, the undersigned have duly executed this certificate on this [    ] day of [                        ], 2006.

GENESYS CONFERENCING, INC.
By:	Name: Title: Financial Officer

Exhibit B to the
Security Agreement

FORM OF COPYRIGHT SECURITY AGREEMENT SUPPLEMENT

Exhibit C to the
Security Agreement

FORM OF PATENT SECURITY AGREEMENT SUPPLEMENT

Exhibit D to the
Security Agreement

FORM OF TRADEMARK SECURITY AGREEMENT SUPPLEMENT

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TABLE OF CONTENTS
INTRODUCTORY STATEMENT
ARTICLE 1 DEFINITIONS
ARTICLE 2 GRANT OF SECURITY INTEREST
ARTICLE 3 DELIVERY OF PLEDGED SECURITIES
ARTICLE 4 AUTHORIZATION TO FILE FINANCING STATEMENTS
ARTICLE 5 REPRESENTATIONS AND WARRANTIES
ARTICLE 6 COVENANTS
ARTICLE 7 COLLATERAL PROTECTION EXPENSES; PRESERVATION OF COLLATERAL
ARTICLE 8 NOTIFICATION TO ACCOUNT DEBTORS AND OTHER PERSONS OBLIGATED ON COLLATERAL
ARTICLE 9 POWER OF ATTORNEY
ARTICLE 10 REMEDIES
ARTICLE 11 STANDARDS FOR EXERCISING REMEDIES
ARTICLE 12 SURETYSHIP WAIVERS BY THE GRANTOR
ARTICLE 13 MARSHALLING
ARTICLE 14 PROCEEDS OF DISPOSITIONS; EXPENSES
ARTICLE 15 OVERDUE AMOUNTS
ARTICLE 16 REINSTATEMENT
ARTICLE 17 LIMITATIONS
ARTICLE 18 MISCELLANEOUS
PART B Pledged Stock
PART C Pledged Stock
PATENTS
COPYRIGHTS
TRADEMARKS